UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ISHARES TR

(Name of Issuer)

AGENCY BD FD

(Title of Class of Securities)

464288166

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464288166

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo and Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 190,141

6. Shared Voting Power 0

7. Sole Dispositive Power 188,281

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,141

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.92%

12.	Type of Reporting Person (See Instructions)

HC

Item 1.
(a)	Name of Issuer ISHARES TR
(b)	Address of Issuer's Principal Executive Offices
200 Clarendon, Boston, MA 02116
Item 2.
(a)	Name of Person Filing Wells Fargo and Company
(b)	Address of Principal Business Office or, if none, Residence 420 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship Delaware
(d)	Title of Class of Securities AGENCY BD FD
(e)	CUSIP Number 464288166

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[X ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 190,141
(b)	Percent of class: 7.92%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 190,141
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 188,281
	(iv)	Shared power to dispose or to direct the disposition of 0

Person 2
1.	(a) Names of Reporting Persons. Wells Fargo Advisors, LLC.
(b) Tax ID 34-1542819

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 171,561

6. Shared Voting Power 0

7. Sole Dispositive Power 171,561

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.15%

12.	Type of Reporting Person (See Instructions)

BD

Item 1.
(a)	Name of Issuer ISHARES TR
(b)	Address of Issuer's Principal Executive Offices
200 Clarendon, Boston, MA 02116
Item 2.
(a)	Name of Person Filing Wells Fargo Advisors, LLC.
(b)	Address of Principal Business Office or, if none, Residence One North Jefferson Avenue, St. Louis, MO 63103
(c)	Citizenship Delaware
(d)	Title of Class of Securities AGENCY BD FD
(e)	CUSIP Number 464288166

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[X ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 171,561
(b)	Percent of class: 7.15%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 171,561
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 171,561
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2010
Date
/s/ Jane E. Washington
Signature
Jane E. Washington, VP Trust Operations
Name/Title
Exhibit A
EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed in Exhibit B. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.
Exhibit B
The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Advisors, LLC. (1)
Wachovia Bank, National Association (2)
Wells Fargo Advisors Financial Network, LLC. (1)

(1) Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).
(2) Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

Exhibit C
NOTE: This filing shall constitute an exit with respect to the beneficial ownership of exchange traded funds previously reported by the reporting person(s), regardless of the percentages of beneficial ownership held by such reporting person(s). This action is consistent with no-action letters issued by the SEC Division of Investment Management regarding the issue of whether 5% beneficial owners of exchange traded products must file ownership reports under Section 13(d) of the Securities Exchange Act of 1934, as amended.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)